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                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549
                        -----------------------


                               FORM 11-K

           (Mark One)
            X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
           ---
               SECURITIES EXCHANGE ACT OF 1934
                For six months ended December 31, 1997
                                  OR
           --- TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from --------- to ---------

                     Commission file number 1-9759


           A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                INVESTMENT PLAN FOR SALARIED EMPLOYEES
                     OF IMC GLOBAL OPERATIONS INC.


           B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            IMC GLOBAL INC.
                 2100 Sanders Road, Northbrook, Illinois  60062















  -------------------------------------------------------------------
-----------------------------------------------------------------------

                Investment Plan for Salaried Employees
                     of IMC Global Operations Inc.

                         Financial Statements
                      and Supplemental Schedules


                  Six months ended December 31, 1997
                     and year ended June 30, 1997




                               Contents

Report of Independent Auditors                                      1

Financial Statements

Statements  of Net Assets Available for Benefits, With Fund Information
2
Statements of Changes in Net Assets Available for Benefits,  With  Fund
Information                                                         4
Notes to Financial Statements                                       6


Supplemental Schedules

Line 27a - Schedule of Assets Held For Investment Purposes         17
Line 27d - Schedule of Reportable Transactions                     18

                    Report of Independent Auditors

Plan Administrator
Investment Plan for Salaried
 Employees of IMC Global
 Operations Inc.

We have audited the accompanying statements of net assets available for benefits of the Investment Plan for Salaried Employees of IMC Global Operations Inc. as of December 31, 1997 and June 30, 1997, and the related statements of changes in net assets available for benefits for the six months ended December 31, 1997 and year ended June 30, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and June 30, 1997, and the changes in its net assets available for benefits for the six months ended December 31, 1997 and year ended June 30, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the six months then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                        ERNST & YOUNG LLP
Chicago, Illinois
June 12, 1998

                                                                             EIN
36-3513204

Plan #004
      Investment Plan for Salaried Employees of IMC Global Operations Inc.
      Statement of Net Assets Available for Benefits, With Fund Information

                                December 31, 1997
                                                              Fund Information
                                  ----------------------------------------------
----------------------------------------------
                                                               Company
Fixed      Money
                                    Equity          Bond        Stock
Income     Market    Balanced     Growth      Loan
                        Total        Fund           Fund        Fund
Fund       Fund       Fund        Fund       Fund
                       ---------------------------------------------------------
----------------------------------------------
Assets
Investments, at fair value:
Master trust funds:
  Interest in IMC Global
   Stock Fund         $ 18,261,772  $         -  $        -  $18,261,772  $
-  $      -  $        -  $         -  $        -
  Interest in IMC Global
   Fixed Income Fund    41,120,483            -           -            -
41,120,483         -           -            -           -
  Interest in IMC Global
   Bond Fund             2,544,041            -   2,544,041            -
-         -           -            -           -
Mutual funds:
  Fidelity Equity-Income
   Fund, Inc.           21,946,755   21,946,755           -            -
-         -           -            -           -
  Vanguard Wellington
    Fund, Inc.           6,136,060            -           -            -
-         -   6,136,060            -           -
  Fidelity Magellan
   Fund, Inc.            6,816,865            -           -            -
-         -           -    6,816,865           -
Loans to participants    3,297,636            -           -            -
-         -           -            -   3,297,636
                      ----------------------------------------------------------
---------------------------------------------------
Total investments      100,123,612   21,946,755   2,544,041   18,261,772
41,120,483        -    6,136,060   6,816,865   3,297,636
Receivables:
 Participant contributions 151,534       35,398       3,393       24,788
48,293     1,859      14,369      23,434           -
 Company contributions   1,045,934      236,888      26,592      180,709
325,672    26,040      95,780     154,253           -
 Accrued interest and
  dividends                  2,103            -           -            -
-     2,103           -           -           -
                      ----------------------------------------------------------
---------------------------------------------------
Total receivables        1,199,571      272,286      29,985      205,497
373,965    30,002     110,149     177,687           -
                      ----------------------------------------------------------
---------------------------------------------------
Total assets available
 for benefits          101,323,183   21,219,041   2,574,026   18,467,269
41,494,448    30,002   6,246,209   6,994,552   3,297,636
Liability - Due (to)
 from brokers             (191,484)         375    (189,120)     116,220
(589,423)  470,433           -          31           -
                      ----------------------------------------------------------
---------------------------------------------------
Net assets available
 for benefits         $101,131,699  $22,219,416  $2,384,906  $18,583,489
$40,905,025  $500,435  $6,246,209  $6,994,583  $3,297,636

================================================================================
=============================

See accompanying notes.

                                                                             EIN
36-3513204

Plan #004

      Investment Plan for Salaried Employees of IMC Global Operations Inc.
      Statement of Net Assets Available for Benefits, With Fund Information
                                  June 30, 1997
                                                              Fund Information
                                  ----------------------------------------------
-----------------------------------------------
                                                               Company
Fixed      Money
                                    Equity          Bond        Stock
Income     Market    Balanced     Growth      Loan
                        Total        Fund           Fund        Fund
Fund       Fund       Fund        Fund       Fund
                       ---------------------------------------------------------
-----------------------------------------------
Assets
Investments, at fair value:
Master trust funds:
  Interest in IMC Global
   Stock Fund          $12,662,607  $         -  $        -  $12,662,607  $
-  $      -  $         -  $        -  $        -
  Interest in IMC Global
   Fixed Income Fund    43,289,253            -           -            -
43,289,253         -            -           -           -
  Interest in IMC Global
   Bond Fund             2,209,100            -   2,209,100            -
-         -            -           -           -
Mutual funds:
 Fidelity Equity-Income
  Fund, Inc.            20,878,378   20,878,378           -            -
-         -            -           -           -
 Vanguard Money Market
  Reserves, Inc. -
  Prime Portfolio          793,799            -           -            -
-   793,799            -           -           -
 Vanguard Wellington
  Fund, Inc.             5,811,880            -           -            -
-         -    5,811,880           -           -
 Fidelity Magellan
  Fund, Inc.             5,803,489            -           -            -
-         -            -   5,803,489           -
Loans to participants    3,271,099            -           -            -
-         -            -          -    3,271,099
                      ----------------------------------------------------------
---------------------------------------------------
Total investments       94,719,605   20,878,378   2,209,100   12,662,607
43,289,253  793,799    5,811,880   5,803,489   3,271,099
Receivables:
 Participant contributions 300,717       72,372       7,462       53,479
91,740    1,980       31,458      42,226           -
 Company contributions   1,995,293      467,204      54,896      358,083
635,697   16,677      189,999     272,737           -
 Accrued interest and
  dividends                  2,903            -           -            -
-    2,903            -           -           -
                      ----------------------------------------------------------
---------------------------------------------------
Total receivables        2,298,913      539,576      62,358      411,562
727,437   21,560      221,457     314,963           -
                      ----------------------------------------------------------
---------------------------------------------------
Total assets available
 for benefits           97,018,518   21,417,954   2,271,458   13,074,169
44,016,690  815,359    6,033,337   6,118,452   3,271,099
Liability - Due (to)
 from brokers                  (23)       9,699       6,708     (162,527)
99,552    15,505      20,786      10,254           -
                      ----------------------------------------------------------
---------------------------------------------------
Net assets available
 for benefits          $97,018,495  $21,427,653  $2,278,166  $12,911,642
$44,116,242  $830,864  $6,054,123  $6,128,706  $3,271,099

================================================================================
============================
See accompanying notes.

                                                                             EIN
36-3513204

Plan #004
      Investment Plan for Salaried Employees of IMC Global Operations Inc.
Statement of Changes in Net Assets Available for Benefits, With Fund Information
                       Six months ended December 31, 1997

                                                              Fund Information
                                  ----------------------------------------------
-----------------------------------------------
                                                               Company
Fixed      Money
                                    Equity          Bond        Stock
Income     Market     Balanced     Growth      Loan
                        Total        Fund           Fund        Fund
Fund       Fund        Fund        Fund       Fund
                       ---------------------------------------------------------
-----------------------------------------------
Investment income:
 Interest and
  dividends          $    525,997  $   184,847  $       -  $         -  $
-   $ 15,161  $  142,714  $   34,155  $  149,120
 Net appreciation in fair
  value of investments  2,899,660    2,017,099          -            -
-          -     400,682     481,879          -
 Income (loss) from
  master trust funds    1,361,947            -    104,985      (111,820)
1,368,782         -           -           -          -
                      ----------------------------------------------------------
---------------------------------------------------
Total investment
 income                 4,787,604    2,201,946    104,985      (111,820)
1,368,782    15,161     543,396     516,034    149,120

Contributions:
 Participants           2,014,148      479,640     46,182       384,172
566,641    13,006     199,376     325,131          -
 Company                1,260,581      288,097     32,074       218,265
390,039    27,741     117,286     187,079          -
                     -----------------------------------------------------------
--------------------------------------------------
Total contributions     3,274,729      767,737     78,256       602,437
956,680    40,747     316,662     512,210          -
Transfers from other
 plans                    112,347            -          -        28,709
33,724         -      11,203      38,711          -
Cash and stock distri-
 buted to withdrawing
 participants          (4,061,476)    (758,346)   (34,729)     (274,646)
(2,113,882) (217,303)   (524,991)    (51,683)    (85,896)
Transfers of investment
 direction                      -   (1,419,574)   (41,772)    5,427,167
(3,456,521) (169,034)   (154,184)   (149,395)    (36,687)
                     -----------------------------------------------------------
--------------------------------------------------
Net increase (decrease) in
 net assets available for
 benefits               4,113,204      791,763     106,740    5,671,847
(3,211,217) (330,429)    192,086     865,877      26,537
Net assets available for
 benefits - Beginning of
 period                97,018,495   21,427,653   2,278,166   12,911,642
44,116,242   830,864   6,054,123   6,128,706   3,271,099
                     -----------------------------------------------------------
--------------------------------------------------
Net assets available for
 benefits - End of
 period              $101,131,699  $22,219,416  $2,384,906  $18,583,489
$40,905,025  $500,435  $6,246,209  $6,994,583  $3,297,636

================================================================================
==============================
See accompanying notes.

                                                                             EIN
36-3513204

Plan #004
      Investment Plan for Salaried Employees of IMC Global Operations Inc.
Statement of Changes in Net Assets Available for Benefits, With Fund Information
                            Year ended June 30, 1997

                                                              Fund Information
                                  ----------------------------------------------
----------------------------------------------
                                                               Company    Fixed
Money
                                    Equity          Bond        Stock     Income
Market     Balanced      Growth      Loan
                        Total        Fund           Fund        Fund       Fund
Fund        Fund         Fund       Fund
                       ---------------------------------------------------------
----------------------------------------------
Investment income:
 Interest and
  dividends       $    994,608  $   430,012  $        -  $         -  $
-  $   40,654  $  176,433  $   73,594   $  273,915
 Net appreciation in
  fair value of
  investments        6,264,782    4,368,398           -            -
-            -    850,318   1,046,066            -
 Income (loss) from
  master trust funds 3,189,865            -     211,618      (59,031)
3,037,278            -          -           -            -
                   -------------------------------------------------------------
---------------------------------------------------
Total investment
 income             10,449,255    4,798,410     211,618      (59,031)
3,037,278       40,654  1,026,751   1,119,660      273,915

Contributions:
 Participants        3,827,716      885,373      87,258      644,561
1,275,279       27,098    353,658     554,489            -
 Company             2,464,445      584,240      60,811      443,713
752,786       20,717    242,429     359,749            -
                   -------------------------------------------------------------
---------------------------------------------------
Total contributions  6,292,161    1,469,613     148,069    1,088,274
2,028,065       47,815    596,087     914,238            -
Transfers to other
 plans              (7,356,501)  (1,955,465)   (221,530)    (840,577)
(3,147,260)     (15,090)  (415,423)   (521,841)    (239,315)
Cash and stock
 distributed to
 withdrawing
 participants      (17,602,600)  (2,496,073)   (211,068)    (531,620)
(12,213,952)    (291,236) (1,170,991)  (529,804)    (157,856)
Transfers of invest-
 ment direction              -     (994,962)     56,919    3,115,622
(2,318,704)      44,806     812,103   (591,304)    (124,480)
                   -------------------------------------------------------------
---------------------------------------------------
Net increase (decrease)
 in net assets available
 for benefits       (8,217,685)     821,523     (15,992)   2,772,668
(12,614,573)   (173,051)    848,527     390,949    (247,736)
Net assets available
 for benefits -
 Beginning of year 105,236,180   20,606,130   2,294,158   10,138,974
56,730,815   1,003,915   5,205,596   5,737,757   3,518,835
                   -------------------------------------------------------------
---------------------------------------------------
Net assets available
 for benefits -
 End of year      $ 97,018,495  $21,427,653  $2,278,166  $12,911,642  $
44,116,242  $  830,864  $6,054,123  $6,128,706  $3,271,099

================================================================================
===============
See accompanying notes.

                                                          EIN 36-3513204
                                                               Plan #004
                   Investment Plan for Salaried
              Employees of IMC Global Operations Inc.

                   Notes to Financial Statements

                Six months ended December 31, 1997
                   and year ended June 30, 1997


1.  Description of the Plan

The following description of the Investment Plan for Salaried
Employees of IMC Global Operations Inc. (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan was established on March 1, 1988, and was restated on July 1, 1993, and amended through March 1, 1995. Salaried employees of IMC Global Operations Inc. (a wholly owned subsidiary of IMC Global Inc.) and its wholly owned domestic subsidiaries (the Company) are eligible to participate in the Plan immediately upon their date of hire. While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Company changed its year-end from June 30 to December 31 during calendar 1997. As a result of that change, the Plan has also changed its year-end. These financial statements reflect activity for a six-month period ended December 31, 1997, and the previous fiscal year ended June 30, 1997.

Contributions

The Plan is funded by contributions from participants in the form of payroll deductions/ salary reductions of up to 15% of participants' base monthly salaries, not to exceed $9,500. A participant may change the amount of payroll deduction/salary reduction at any time. The Plan provides a qualified cash or deferred arrangement within the meaning of section 401(k) of the Internal Revenue Code (the IRC). Salary reduction contributions, elected by certain participants, may be reduced (or refunded) to comply with certain nondiscrimination requirements of section 401(k) or the limitations of section 415 of the IRC. In addition, the Plan is also funded by Company contributions, as determined by the Company's Board of Directors, of not less than 20% of a participant's eligible contributions, which are contributions that do not exceed 6% of a participant's base monthly salary. IMC Global Operations Inc. may make additional contributions each year as determined by its Board of Directors.

Company contributions are subject to certain limitations imposed by
Section 415 of the IRC. Total Company contributions were equal to 100% of participants' eligible contributions for the six months ended December 31, 1997 and year ended June 30, 1997. Under certain circumstances, participants may rollover their vested benefits from other plans to the Plan.

Participant Accounts

Separate accounts are maintained for each participant. Each participant's account is adjusted for participant and Company contributions, withdrawals, and fees, if any, interest, dividends, and net realized and unrealized gains or losses.

Administrative Expenses

Certain administrative expenses of the Plan are borne by the Company.

Investment Programs

The Plan's investments are administered by Marshall & Ilsley Trust Company under a trust agreement dated January 1, 1996. Investment programs available to participants are as follows:

     Equity Fund - Assets are invested in shares of the Fidelity Equity-Income Fund, Inc., a mutual fund which invests at least 65% of its assets in income producing equity securities. The balance of the portfolio is invested in all types of domestic and foreign instruments, including bonds.

     Bond Fund - Assets are invested in shares of the IMC Global Bond Fund, a pooled bond fund shared only by other IMC Global Operations Inc. 401(k) plans. The fund invests substantially all of the assets in shares of the Bond Fund of America, Inc., a mutual fund comprised of marketable corporate debt securities, U.S. government securities, mortgage-related securities, other asset-backed securities, and cash or money market instruments.

     IMC Global Stock Fund - Assets are invested in shares of the IMC-Global Stock Fund, a pooled fund shared only by other IMC Global Operations Inc. 401(k) plans, which invests in the common stock of IMC Global Inc.

     Fixed Income Fund - Assets are invested in shares of IMC Global Fixed Income Fund, a pooled fund shared only by other IMC Global Operations Inc. 401(k) plans, in guaranteed investment contracts (GICs), the Marshall Money Market Fund, the LaSalle National Trust, N.A. Income Plus Fund and the M&I Stable Principal Fund. The December 31, 1997 holdings are described below.

       a. A contract with CDC Investment Management Corp.
           with a guaranteed interest rate of 7.5% through June 30, 2000.

       b. A contract with Commonwealth Life Insurance
           Company with a guaranteed interest rate of 7.27% through July 6, 1998.

       c. A contract with National Westminster Bank Group with a guaranteed interest rate of 6.73% through November 15, 1998.

       d. A contract with RaboBank Alternative, with a guaranteed interest rate of 6.17% through March
           15, 2001.

       e. The LaSalle National Trust, N.A. Income Plus Fund, a pooled fund which invests in investment contracts, U.S. government money market investments, and alternative contracts backed by U.S. government, U.S. government agency, and other
           AAA rated fixed income instruments.

       f. The M&I Stable Principal Fund is primarily invested in traditional and synthetic investment contracts, money market securities and registered first tier money market mutual funds.

     Money Market Fund - Assets are invested in shares of the Vanguard Money Market Reserves, Inc. - Prime Portfolio, a mutual fund. This mutual fund invests in high quality money market obligations that mature in 13 months or less and include negotiable certificates of deposit, bankers' acceptances, commercial paper, short-term corporate obligations, short-term Eurodollar and Yankee bank obligations, U.S. Treasury obligations, and securities issued or guaranteed by agencies and instrumentalities of the U.S. government.

     Balanced Fund - Assets are invested in shares of the Vanguard Wellington Fund, Inc., a mutual fund which invests in a diversified portfolio of 60-70% common stocks and 30-40% bonds.

     Growth Fund - Assets are invested in shares of the Fidelity Magellan Fund, Inc., a mutual fund which invests in common stock and securities of domestic, foreign, and multinational issuers.

     Loan Fund - Assets are loans made to participants as described below.

Participants elect their desired investment program upon joining the Plan. Participants may elect to change the investment direction of their existing account balances and their future contributions daily.

Vesting

All Plan participants are immediately vested in their Plan accounts.

Withdrawals

Participants may withdraw their interest in the Plan upon termination of employment. Subject to certain requirements and limitations, participants may withdraw funds. Most withdrawals made by participants, including hardship withdrawals from their Salary Reduction Accounts, will result in suspension of Plan participation for at least one year.

Except as noted below, participants will receive distribution of their interest in the Plan in a lump sum payment.

Deferred Distributions

Participants who terminate their employment and are eligible for early or normal retirement under any Company pension plan will be permitted to elect, at any time prior to retirement, to defer receipt of their Plan distributions until no later than their 70th birthday. Participants electing deferral must: (1) elect to receive their distributions in: (a) a lump sum on the date of distribution; or (b) in equal annual installments not to exceed ten; and, (2) make an election for the method of distribution in the event of their death prior to total distribution.

Loans to Participants

Participants in the Plan may be granted loans subject to certain terms and maximum dollar or Plan account balance limits, as defined by the Plan. The amount of any such loan is borrowed from the account of the participant to whom the loan was made, and such account does not share in the allocation of income gains and losses of the investments to the extent of the outstanding balance of such loan. Principal repayments, which are over one to five years for general purpose loans and over one to ten years for residential loans, and related interest income are credited to the borrowing participant's account. Loan payments are made by monthly payroll deductions. Each loan bears interest at the prevailing rate for loans of similar risk, date of maturity, and date of grant.

2.  Summary of Significant Accounting Policies

Investment Valuation

All investments are carried at fair value. Fair value for shares of master trust funds, mutual funds, the LaSalle National Trust, N.A. Income Plus Fund and the M&I Stable Principal Fund are carried at fair value which is the net asset value of those shares, as determined by the respective funds. Loans to participants are valued at cost which approximates fair value. Guaranteed investment contracts are carried at contract value.

Income Recognition

Purchases and sales of securities are accounted for on the trade date (date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Interest from investments is recorded as earned on an accrual basis.

Contributions

Contributions from participants are recorded monthly when due from the Company. Contributions by the Company are made monthly based on the minimum contribution percentage (20%) required by the Plan. Any additional contributions by the Company are accrued when approved by its Board of Directors.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.  Investment in Trusts

Assets of the Bond Fund, the Company Stock Fund, and the Fixed Income Fund were invested in shares of IMC Global Operations Inc. pooled funds shared by other IMC Global Operations Inc. 401(k) plans. The Plan was a 100%, 100%, and 99%, respectively, participant in the IMC Global Bond Fund, the IMC Global Stock Fund, and the IMC Global Fixed Income Fund at December 31, 1997 (100%, 100%, and 99%, respectively, at June 30, 1997).

The assets of the pooled funds as of December 31, 1997, were as follows:

                                                        IMC Global
                                 IMC Global  IMC Global    Fixed
                                 Bond Fund  Stock Fund  Income Fund
                                -----------------------------------
----
Bond Fund of America           $2,303,481 $         - $         -
IMC Global Inc. common stock            -  17,877,734           -
LaSalle National Trust, N.A.
 Income Plus Fund                       -           -  11,108,430
M&I Stable Principal Fund               -           -   6,350,000
Guaranteed Investment Contracts:
 Commonwealth Life Insurance
  Company                               -           -   7,663,894
 CDC Investment Management Corp.        -           -   6,028,752
 National Westminster Bank Group        -           -   5,021,562
 Rabobank Alternative                               -   4,210,872
Marshall Money Market Fund         52,245     328,941     413,494
Pending transactions                    -     169,783     (8,960)
Accrued interest and dividends        342       3,147      74,718
                                 ---------- ----------- -----------
Net assets                     $2,356,068 $18,379,605 $40,862,762
                                 ========== =========== ===========

The assets of the pooled funds as of June 30, 1997, were as follows:

                                                        IMC Global
                                 IMC Global  IMC Global    Fixed
                                 Bond Fund  Stock Fund  Income Fund
                                -----------------------------------
----
Bond Fund of America           $2,185,496 $         - $         -
IMC Global Inc. common stock            -  12,267,220           -
LaSalle National Trust, N.A.
 Income Plus Fund                       -           -  14,039,255
Guaranteed Investment Contracts:
 Commonwealth Life Insurance Company    -           -   7,397,502
 Hartford Life Insurance Co             -           -   6,095,582
 CDC Investment Management Corp         -           -   6,248,886
 National Westminster Bank Group        -           -   4,551,550
 Rabobank Alternative                   -           -   5,024,565
Marshall Money Market Fund         30,064   1,215,429     320,066
Pending transactions                    -   (990,823)     (9,417)
Accrued interest and dividends        248       1,734      77,794
                                 ---------- ----------- -----------
Net assets                     $2,215,808 $12,493,560 $43,745,783
                                 ========== =========== ===========

Changes in the pooled balances for the period ended December 31, 1997, are summarized as follows:

                                                        IMC Global
                                 IMC Global  IMC Global    Fixed
                                 Bond Fund  Stock Fund  Income Fund
                                -----------------------------------
----
Additions
Interest and dividend income   $   78,556 $    90,025 $ 1,435,343
Net appreciation (depreciation)
 in fair value of investments      27,576   (192,978)           -
Contributions and transfers
 from other plans               1,096,004  21,820,601  16,311,567
                                 ---------- ----------- -----------
                                1,202,136  21,717,648  17,746,910
Deductions
Benefits paid                   1,061,876  15,831,603  20,574,625
Investment expenses                     -           -      55,306
                                 ---------- ----------- -----------
                                1,061,876  15,831,603  20,629,931
                                 ---------- ----------- -----------
Net increase (decrease) in assets 140,260   5,886,045 (2,883,021)
Net assets, beginning of period 2,215,808  12,493,560  43,745,783
                                 ---------- ----------- -----------
Net assets, end of period      $2,356,068 $18,379,605 $40,862,762
                                 ========== =========== ===========

Changes in the pooled balances during the year ended June 30, 1997, are summarized as follows:

                                                        IMC Global
                                 IMC Global  IMC Global    Fixed
                                 Bond Fund  Stock Fund  Income Fund
                                -----------------------------------
----
Additions
Interest and dividend income   $  158,219 $   121,232 $ 3,134,388
Net appreciation (depreciation)
 in fair value of investments      53,399   (198,841)           -
Contributions and transfers
 from other plans                 826,635  18,950,730  18,681,691
                                 ---------- ----------- -----------
                                1,038,253  18,873,121  21,816,079

Deductions
Benefits paid                   1,052,595  16,089,310  34,010,742
Investment expenses                     -           -     112,590
                                 ---------- ----------- -----------
                                1,052,595  16,089,310  34,123,332
                                 ---------- ----------- -----------
Net increase (decrease) in assets(14,342)   2,783,811(12,307,253)
Net assets, beginning of year   2,230,150   9,709,749  56,053,036
                                 ---------- ----------- -----------
Net assets, end of year        $2,215,808 $12,493,560 $43,745,783
                                 ========== =========== ===========

Participant Withdrawals

Withdrawals are recorded when payments are made to participants. Withdrawals requested but not paid are presented in Department of Labor Form 5500 (Annual Return/Report of Employee Benefit Plan) as liabilities. There were no unpaid withdrawals at December 31, 1997, and at June 30, 1997. The following schedule reconciles the withdrawal amounts per the Form 5500 to the statement of changes in net assets available for benefits:

                                        IMC Global           Fixed   Money
                         Equity   Bond   Stock     Income   Market   Balanced
Growth        Loan
              Total        Fund   Fund    Fund      Fund     Fund      Fund
Fund          Fund
              ------------------------------------------------------------------
--------------------------------------------
Year ended June 30, 1997
Withdrawals per
 Form 5500$17,617,600$2,496,073$211,068$540,164$12,220,408$291,236$1,170,991 $529,804$157,856
Withdrawal
 liabilities
 per Form 5500
 at June 30, 199615,000       -       -   8,544      6,456       -         -        -       -
              ------------------------------------------------------------------
------------------------------------------------
Withdrawals per
 statement of
 changes in net
 assets available
 for benefits$17,602,600$2,496,073$211,068$531,620$12,213,952$291,236$1,170,991$529,804$157,856

================================================================================
==================================

4.  Net Appreciation in Fair Value of Investments

During the six months ended December 31, 1997 and year ended June
30, 1997, net appreciation in fair value of the Plan's investments came from mutual funds and was determined by quoted market price as follows:

                                   Six months
                                      ended         Year ended
                                   December 31        June 30
                                      1997              1997
                                   --------------------------------
Vanguard Magellan Fund           $  481,879       $1,046,066
Vanguard Wellington Fund            400,682          850,318
Fidelity Equity-Income Fund, Inc. 2,017,099        4,368,398
                                   --------------------------------
-
                                 $2,899,660       $6,264,782

=================================

5.  Significant Investments

Investments that represent 5% or more of net assets available for benefits at December 31, 1997 and June 30, 1997, were as follows:

                                  December 31        June 30
                                      1997             1997
                                 --------------------------------
Master trust funds:
 IMC Global Stock Fund          $18,261,772      $12,662,607
 IMC Global Fixed Income Fund    41,120,483       43,289,253

Mutual funds:
 Fidelity Equity-Income Fund, Inc.21,946,755      20,878,378
 Vanguard Wellington Fund, Inc.   6,136,060        5,811,880
 Fidelity Magellan Fund, Inc.     6,816,865        5,803,489

6.  Federal Income Tax Status

The Internal Revenue Service ruled June 7, 1989, that the Plan qualified under section 401(a) of the IRC, and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

7.  Year 2000 Issue (Unaudited)

The Company has developed a plan to modify its internal information technology to be ready for the Year 2000 and has begun converting critical data processing systems. The project also includes determining whether third-party service providers have reasonable plans in place to become Year 2000 compliant. The Company currently expects the project to be substantially complete by early 1999. The Company does not expect this project to have a significant effect on Plan's operations.

8.  Subsequent Events

Effective January 1, 1998, the Plan changed its name to the IMC
Global Inc. Profit Sharing and Savings Plan.

                   Supplemental Schedules

                                                                     EIN:  36-
3513204
                                                                      Plan #004
      Investment Plan for Salaried Employees of IMC Global Operations Inc.
           Line 27a - Schedule of Assets Held For Investment Purposes

                                December 31, 1997
                                                                 December 31,
1997
                                                         -----------------------
----------------
                                                         Principal
                                                         Amount or
                                                         Number of              Current
     Identity of Issuer             Description            Shares      Cost
Value
--------------------------------------------------------------------------------
-------------------------------------------
Marshall and Ilsley Trust Company*Fidelity Equity-Income Fund, Inc.418,751 s
hares                         18,032,186          $21,946,755
                              Vanguard Wellington Fund, Inc.208,355 shares5,
676,508                       6,136,060
                              Fidelity Magellan Fund, Inc.71,553 shares6,383,5006,816,865

Loans to participants (6.75% - 11.00%)                                               -    3,297,636
                                                                              --
---------
                                                                            $38,197,316

===========

*Indicates party in interest to the Plan.

                                                                           EIN:
36-3513204
                                                                           Plan
#004

      Investment Plan for Salaried Employees of IMC Global Operations Inc.
                 Line 27d - Schedule of Reportable Transactions

                       Six months ended December 31, 1997



Current Value
                                                                            of
Asset on
                                                Purchase    Selling    Cost
Transaction
Identity of Party Involved                       Description of Assets
Price                    Price                   of Assets  Date      Net Gain
--------------------------------------------------------------------------------
---------------------------------------------------
Category (iii) - Series of transactions in excess of 5% of net assets available for benefits
--------------------------------------------------------------------------------
------------
Marshall and Ilsley
 Trust Company*    Fidelity Equity-Income Fund, Inc.$9,951,608$          -$9,951,608$ 9,951,608     $
-
                                                     - 10,900,3309,383,48310,900,3301,516,847
                   Fidelity Magellan Fund, Inc.6,399,554        -6,399,5546,399,554       -
                                                     -  5,916,6835,452,0835,916,683 464,600


There were no reportable category (i), (ii), or (iv) transactions.

*Indicates party in interest to the Plan.

                            SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, I, the undersigned Chairman of the Employee Benefits
Committee, have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                     Investment Plan for Salaried Employees of
                     IMC Global Operations Inc.


                                  J. BRADFORD JAMES
                       -------------------------------------------
                                  J. Bradford James
                        Chairman of the Employee Benefits Committee

Date: June 30, 1998

  Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons in their capacities as members of the Employee Benefits
Committee and on the dates indicated.

       Signature              Title                    Date
-------------------------------------------------------------------
----

J. BRADFORD JAMES
-----------------
J. Bradford JAMES     Chief Financial Officer      June 30, 1998


B. RUSSELL LOCKRIDGE
--------------------
B. Russell Lockridge  Senior Vice President,       June 30, 1998
                      Human Resources


MARSCHALL I. SMITH
------------------
Marschall I. Smith    Senior Vice President,       June 30, 1998
                      Secretary and General Counsel


ROBERT E. FOWLER, JR.
---------------------
Robert E. Fowler, Jr. President and                June 30, 1998
                      Chief Executive Officer